NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange ('NYSE' or the 'Exchange') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of Common Stock and attached Preferred Stock Purchase Rights ('Common Stock and Rights') of Sanchez Energy Corporation (the 'Company') from listing and registration on the Exchange on March 8, 2019, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Exchange reached its decision pursuant to Section 802.02 of the Listed Company Manual (the 'Manual'), which applies when a company cannot demonstrate an ability to return to compliance within 18 months of notice from the Exchange that it is not in compliance with one of the Exchange’s continued listing rules. The Company was below compliance with the $50 million stockholders' equity requirement of Section 802.01B and the $1.00 average closing share price over the 30 trading-day period of Section 802.01C. The Exchange, on February 20, 2019, determined that the Common Stock and Rights of the Company should be suspended from trading, and directed the preparation and filing with the Commission of this application for the removal of the Securities from listing and registration on the Exchange. The Company was notified by phone and letter on February 20, 2019. Pursuant to the above authorization, a press release regarding the proposed delisting was issued and posted on the Exchange's website on February 20, 2019. Trading in the Common Stock and Rights were suspended prior to the open of the market on February 20, 2019. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange (the 'Committee') the determination to delist the Common Stock and Rights, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Company did not file such request within the specified time period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.